Dreyfus LifeTime Portfolios, Inc.

ANNUAL REPORT September 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIOS

FOR MORE INFORMATION

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus LifeTime Portfolios, Inc. covers the 12-month period from October 1, 2003, through September 30, 2004. Inside, you'll find valuable information about how the portfolios were managed during the reporting period, including a discussion with the portfolio manager, Jocelin A. Reed.

Amid mixed signals from the U.S. economy, the major stock-market indices generally ended the reporting period higher than where they began. The positive effects of better business conditions helped fuel the market's relative gains, despite lackluster returns in 2004 as investors reacted to the insurgency in Iraq, higher energy prices and some disappointing labor statistics. Also, over the second half of the reporting period, the Federal Reserve Board raised short-term rates three times in what many analysts believe is the beginning of a series of increases.

For many investors, the move to a less accommodative monetary policy marks the start of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF PERFORMANCE

Jocelin A. Reed, CFA, Portfolio Manager

How did Dreyfus LifeTime Portfolios, Inc. perform relative to its benchmarks?

For the 12-month period ended September 30, 2003, Dreyfus LifeTime Portfolios, Inc. produced the following total returns:[1]

Growth Portfolio		Customized Blended Index[2]
Investor Shares	11.85%	12.07%
Restricted Shares	12.50%	
Growth and Income Portfolio		
Investor Shares	8.23%	8.63%
Restricted Shares	8.90%	
Income Portfolio		
Investor Shares	3.52%	5.02%
Restricted Shares	4.03%	

The total returns for the Growth Portfolio and the Growth and Income Portfolio also compare to a 13.86% total return for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") for the same period. The total return for the Income Portfolio also compares to a 2.65% total return for the Lehman Brothers Intermediate Government/Credit Bond Index for the reporting period.[3]

The portfolios benefited from an improving U.S. economy and higher corporate earnings during the first half of the reporting period. However, when economic growth slowed during the second half of the reporting period, returns were more subdued. Returns for the Growth Portfolio and the Growth and Income Portfolio modestly trailed those of their Customized Blended Indices due to the poor performance of several semiconductor stocks. Returns for the Income portfolio underperformed its Customized Blended Index, which we attribute to its emphasis on high-quality securities at a time in which lower-quality securities produced better returns.

What are the portfolios' investment approaches?

Dreyfus LifeTime Portfolios, Inc. consists of three separate portfolios, each offering a range of investment approaches and varying asset allocations. All three portfolios typically invest in stocks and bonds and are managed using the same basic investment philosophy; however, each portfolio's asset allocation varies according to its own investment goals and risk tolerance levels.

For example, the Growth Portfolio, the most aggressive of the three, typically maintains approximately 80% of its assets in stocks and 20% in bonds. The portfolio also has a 65% minimum and 100% maximum allowable equity position. The portfolio may invest up to 25% of its net assets in foreign securities.

The Growth and Income Portfolio, a moderate portfolio, typically maintains an asset allocation of 50% bonds and 50% stocks, and has a 35% minimum and a 65% maximum allowable equity position. The portfolio may invest up to 15% of its net assets in foreign securities.

The actual makeup of the Growth Portfolio and the Growth and Income Portfolio will vary over time according to our view of prevailing market conditions.

Finally, the Income Portfolio, the most conservative of the three, typically maintains an asset allocation of 67.5% bonds, 22.5% stocks and 10% cash.

What other factors influenced the portfolios' performance?

During the first half of the reporting period, tax refunds and low interest rates helped spur consumer spending, and corporations began to increase capital spending. As economic growth accelerated and corporate earnings improved, the stock market rallied. During the second half of the reporting period, however, economic growth began to weaken, and investors became increasingly concerned that renewed inflationary pressures might lead to higher interest rates. In addition, record oil prices, persistent instability in Iraq and uncertainty surrounding the U.S. presidential elections weighed heavily on the market.

In this environment, the portfolios' equity returns during the reporting period overall were hindered by their technology holdings, including the disappointing performance of several semiconductor stocks. The portfolios' producer goods and services holdings also hurt performance, as did stocks of companies in the media, entertainment and publishing services industries.

On a more positive note, the portfolios' strongest equity returns stemmed from the energy, interest-sensitive and consumer staples sectors. Energy stocks generated especially strong gains, due to rising oil prices, lower inventory levels and increased demand from China and the United States. In the interest-sensitive sector, historically low interest rates and higher levels of trading activity helped boost returns for mortgage brokers, credit card companies and large brokerage firms. Consumer staples stocks also fared well, due in large part to improved growth opportunities overseas.

The bulk of the portfolios' fixed-income returns stemmed from corporate bonds, which continued to gain value over the reporting period as business conditions improved. However, lower-rated corporate bonds produced better results than the higher-quality securities favored by the portfolios. As a result, the Income Portfolio's returns lagged its Customized Blended Index.

What are the portfolios' current strategies?

As of the end of the reporting period, we have continued to find more attractive investment opportunities among stocks than among bonds. Accordingly, we have maintained the equity components of the Growth Portfolio and the Growth and Income Portfolio near their allowable maximums. We have modestly trimmed the portfolios' exposure to medical providers and consumer staples stocks, taking profits after these stocks gained value. We redeployed those assets into large pharmaceutical companies and electric utilities, where we believe stock prices may not adequately reflect their intrinsic worth. Finally, we have continued to manage the Income Portfolio in a way that roughly mirrors the composition of the Lehman Brothers Intermediate Government/Credit Bond Index.

October 15, 2004

Asset Class Exposure as of September 30, 2004

Growth and Income Portfolio


Foreign Equity
7.35%
Short Term and Net Cash 0.41%
Small Cap Domestic Equity
10.59%
Large Cap
Domestic Equity
44.01%
Fixed Income
37.64%

Growth Portfolio


Short Term and Net Cash
2.74%
Foreign Equity
14.50%
Small Cap
Domestic Equity
15.74%
Large Cap
Domestic Equity
67.02%

[1] Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost.

[2] For the **Growth Portfolio,** the Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the Growth Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the baseline percentage set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 54.4%; Domestic Small Company Stocks — 13.6%; Foreign Stocks — 12%; Domestic Bonds — 17%; and Foreign Bonds — 3%. The Customized Blended Index combines returns from the Standard & Poor's 500 Composite Stock Price Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index — Hedged $U.S. (MSCI EAFE), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Brothers Index") and the J.P. Morgan Non-U.S. Government Bond Index — Hedged ("J.P. Morgan Global Index") and is weighted to the aforementioned baseline percentages. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The MSCI EAFE is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Brothers Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures return on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bond component. None of the foregoing indices reflects account charges, fees or other expenses. For the **Growth and Income Portfolio,** we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 36%; Domestic Small Company Stocks — 9%; Foreign Stocks — 5%; Domestic Bonds — 45%; and Foreign Bonds — 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE, the Lehman Brothers Index and the J.P. Morgan Global Index and is weighted to the aforementioned baseline percentages. The indices are described above. For the **Income Portfolio,** we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Bonds — 67.5%; Stocks — 22.5%; and Treasury Bills — 10%. The Customized Blended Index combines returns from the Lehman Brothers Index, the S&P 500 Index (both described above) and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned baseline percentages.

[3] SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500 Index and the Lehman Brothers Intermediate Government/Credit Bond Index are described above.

PORTFOLIO PERFORMANCE



Dreyfus LifeTime Portfolios, Inc., Growth and Income Portfolio (Investor shares) ——

Dreyfus LifeTime Portfolios, Inc., Growth and Income Portfolio (Restricted shares) ......

Standard & Poor's 500 Composite Stock Price Index† ▬▬

Customized Blended Index†† ——

$26,070
$23,076
$21,665
$21,306

Dollars

35,000
30,000
25,000
20,000
15,000
10,000

3/31/95   95   96   97   98   99   00   01   02   03   04

Years Ended 9/30

Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth and Income Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† Source: Lipper Inc.
†† Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/04*

	Inception Date	1 Year	5 Years	From Inception
Investor shares	**3/31/95**	**8.23%**	**1.27%**	**8.28%**
Restricted shares	**3/31/95**	**8.90%**	**1.70%**	**8.47%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth and Income Portfolio on 3/31/95 (inception date) to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Growth and Income Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent a significant portion of the Baseline and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. Because the portfolio has significant fixed-income holdings, however, it can underperform an equity-only index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 36%; Domestic Small Company Stocks - 9%; Foreign Stocks - 5%; Domestic Bonds - 45%; Foreign Bonds - 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index"), and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Income Portfolio with the Lehman Brothers Intermediate Government/Credit Bond Index and a Customized Blended Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/04*

	Inception Date	1 Year	5 Years	From Inception
Investor shares	**3/31/95**	**3.52%**	**3.74%**	**6.42%**
Restricted shares	**3/31/95**	**4.03%**	**4.16%**	**6.77%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Income Portfolio on 3/31/95 (inception date) to a $10,000 investment made on that date in the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Income Portfolio allocates your money among domestic bonds and stocks and money market instruments. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The Lehman Index does not take into account charges, fees and other expenses. The Lehman Index was selected because (1) government and corporate bonds represent the highest Baseline percentage of the portfolio and (2) the fixed-income portion of the portfolio is invested to represent the Lehman Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Bonds - 67.5%; Stocks - 22.5%; and Treasury Bills - 10%. The Customized Blended Index combines returns from the Lehman Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned Baseline percentages. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Dreyfus LifeTime Portfolios, Inc., Growth Portfolio (Investor shares) ———
Dreyfus LifeTime Portfolios, Inc., Growth Portfolio (Restricted shares) ••••••
Standard & Poor's 500 Composite Stock Price Index† ———
Customized Blended Index†† — — —

Dollars

$26,070
$23,967
$22,511
$21,817

Years Ended 9/30

3/31/95 95 96 97 98 99 00 01 02 03 04

Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† Source: Lipper Inc.
†† Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/04*

	Inception Date	1 Year	5 Years	From Inception
Investor shares	**3/31/95**	**11.85%**	**(2.07)%**	**8.55%**
Restricted shares	**3/31/95**	**12.50%**	**(1.66)%**	**8.91%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth Portfolio on 3/31/95 (inception date) to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Growth Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent the highest Baseline percentage of the portfolio's assets and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 54.4%; Domestic Small Company Stocks - 13.6%; Foreign Stocks - 12.0%; Domestic Bonds - 17.0%; and Foreign Bonds - 3.0%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index") and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each portfolio from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 3.69	$ 6.83
Ending value (after expenses)	$996.10	$993.80
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 4.17	$ 7.93
Ending value (after expenses)	$986.30	$982.60
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 4.31	$ 7.37
Ending value (after expenses)	$981.90	$979.10

† Expenses are equal to the LifeTime Income Portfolio annualized expense ratio of .74% for Restricted Class and 1.37% for Investor Class, LifeTime Growth and Income Portfolio .84% for Restricted Class and 1.60% for Investor Class and LifeTime Growth Portfolio .87% for Restricted Class and 1.49% for Investor Class, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 3.74	$ 6.91
Ending value (after expenses)	$1,021.30	$1,018.15
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 4.24	$ 8.07
Ending value (after expenses)	$1,020.80	$1,017.00
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 4.39	$ 7.52
Ending value (after expenses)	$1,020.65	$1,017.55

† *Expenses are equal to the LifeTime Income Portfolio annualized expense ratio of .74% for Restricted Class and 1.37% for Investor Class, LifeTime Growth and Income Portfolio .84% for Restricted Class and 1.60% for Investor Class and LifeTime Growth Portfolio .87% for Restricted Class and 1.49% for Investor Class, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

Income Portfolio

Bonds and Notes−66.3%	Principal Amount ($)	Value ($)
Financial−16.2%		
AXA Financial, Sr. Notes, 7.75%, 2010	75,000	88,046
American Express, Notes, 3%, 2008	200,000	196,745
American General Finance, Notes, 5.875%, 2006	300,000	315,200
American International Group, Notes, 4.25%, 2013	135,000 [a]	130,363
Anadarko Finance, Gtd. Notes, 6.75%, 2011	100,000	113,406
Australia & New Zealand Banking Group, Sub. Notes, 7.55%, 2006	150,000	162,205
BB&T, Sub. Notes, 4.75%, 2012	170,000	170,832
Bank of America, Sub. Notes, 7.80%, 2010	250,000	294,016
Bank of New York, Sr. Notes, 5.20%, 2007	275,000	288,898
Bank One, Sub. Notes, 5.90%, 2011	240,000	257,280
Bayerische Landesbank, Sub. Notes, 5.875%, 2008	225,000	244,174
Bear Stearns, Sr. Notes, 7%, 2007	150,000	162,924
Brascan, Notes, 7.125%, 2012	100,000	112,785
CITIGROUP:		
Notes, 6%, 2012	200,000	220,299
Sub. Notes, 5%, 2014	531,000 [b]	532,693
COUNTRYWIDE HOME LOAN, Gtd. Notes, 5.50%, 2006	235,000	245,208
Canadian Government, Bonds, 5.25%, 2008	200,000	214,187
Clear Channel Communications, Sr. Notes, 4.40%, 2011	175,000	169,200
Credit Suisse First Boston USA, Notes:		
5.875%, 2006	260,000	273,435
5.125%, 2014	245,000 [a]	248,116

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
Deutsche Telekom International Finance, Gtd. Notes, 8%, 2010	200,000	239,995
Diageo Capital, Gtd. Notes, 7.25%, 2009	185,000	212,465
EOP Operating, Sr. Notes, 6.75%, 2008	150,000	163,519
European Investment Bank, Notes, 4.625%, 2007	550,000	570,719
Federated Department Stores, Sr. Notes, 6.625%, 2011	50,000	55,937
Fleet Boston Financial, Sub. Notes, 7.375%, 2009	135,000	155,444
Ford Motor Credit, Bonds, 7.375%, 2011	600,000	653,336
General Electric Capital:		
Notes, 7.375%, 2010	110,000	126,908
Sub. Notes, 8.125%, 2012	375,000	456,666
General Motors Acceptance Corp., Notes, 6.75%, 2006	785,000 [a]	819,078
Goldman Sachs Group, Notes:		
6.60%, 2012	275,000	307,560
5.15%, 2014	100,000	100,790
HSBC Holding, Sub. Notes:		
7.50%, 2009	100,000	115,268
5.25%, 2012	155,000	161,037
Hellenic Republic, Notes, 6.95%, 2008	150,000	167,761
Household Finance, Notes, 8%, 2010	260,000	307,678
Inter-American Development Bank,		
Bonds, 5.75%, 2008	270,000	291,960
Notes, 4.375%, 2012	160,000	162,624
International Bank for Reconstruction & Development, Notes:		
5%, 2006	250,000	259,097
3.625%, 2013	115,000	112,128
JP Morgan Chase, Notes, 5.35%, 2007	260,000	273,118

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
KFW International Finance,		
Bank Gtd Notes:		
5.25%, 2006	195,000 [a]	193,431
4.75%, 2007	300,000	313,084
Landwirthschaftliche Rentenbank, Notes,		
4.875%, 2007	295,000	307,290
Lehman Brothers Holdings, Notes,		
6.625%, 2012	250,000	280,036
MBNA America Bank, Sr. Notes,		
7.75%, 2005	250,000 [b]	260,397
Marsh & McLennan, Bonds,		
3.625%, 2008	175,000	175,640
Merrill Lynch & Co., Notes,		
6%, 2009	250,000	270,933
MetLife, Sr. Notes,		
6.125%, 2011	150,000	164,166
Morgan Stanley Dean Witter:		
Notes, 6.60%, 2012	200,000	223,353
Unsub. Notes, 6.10%, 2006	450,000	471,503
Nationsbank, Notes,		
6.50%, 2006	650,000	684,345
Ontario Province, Sr. Unsub. Notes,		
5.50%, 2008	250,000	268,512
Paine Webber Group, Notes,		
7.625%, 2009	205,000	239,027
Pemex Finance, Notes,		
9.03%, 2011	225,000	262,779
Quebec Province, Deb.,		
7%, 2007	215,000	234,148
Republic of Italy, Unsub. Notes,		
5.625%, 2012	385,000	419,566
Republic of Korea, Unsub. Notes,		
8.875%, 2008	200,000 [a]	234,750
Royal Bank of Scotland Group,		
Sub. Notes, 6.375%, 2011	160,000 [a]	177,133
SLM, Notes,		
3.625%, 2008	375,000	377,443
Sanwa Finance Aruba, Bank Gtd. Notes,		
8.35%, 2009	100,000	117,597

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
Simon Property Group, Notes, 6.375%, 2007	325,000	351,737
Sumitomo Bank International Finance, Gtd. Notes, 8.50%, 2009	150,000	175,986
Time Warner Entertainment, Notes, 8.875%, 2012	145,000	178,576
U.S. Bank, Sub. Notes, 5.70%, 2008	300,000	322,401
United Mexican States, Notes, 9.875%, 2010	250,000	308,875
Verizon Global Funding, Notes, 7.25%, 2010	200,000	230,895
Walt Disney, Notes, 6.375%, 2012	165,000	182,062
Washington Mutual, Notes, 7.50%, 2006	250,000	269,957
Wells Fargo Financial, Sub. Notes, 5.50%, 2012	100,000 [a]	106,309
		17,955,031
Industrial—8.2%		
Albertson's, Sr. Notes, 7.50%, 2011	150,000 [a]	173,718
Alcan, Notes, 4.5%, 2013	200,000	196,976
Alcoa, Notes, 7.375%, 2010	100,000	116,745
BP Amoco, Deb., 8.5%, 2012	160,000	202,455
Bristol-Myers Squibb, Notes, 5.75%, 2011	170,000	182,566
Burlington Resources, Gtd. Notes, 5.60%, 2006	200,000	209,888
CRH America, Gtd. Notes, 5.3%, 2013	130,000	134,090
Centex, Sr. Notes, 5.125%, 2013	100,000	99,786
ChevronTexaco Capital, Gtd. Notes, 3.50%, 2007	300,000	303,014

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Coca-Cola, Notes, 5.75%, 2011	100,000	109,043
Comcast Cable Communications, Notes, 6.20%, 2008	250,000	270,401
ConAgra Foods, Notes, 7.875%, 2010	150,000	177,033
ConocoPhillips, Notes, 8.75%, 2010	135,000	166,299
Coors Brewing, Gtd. Notes, 6.375%, 2012	85,000	93,908
DaimlerChrysler, Gtd. Notes:		
8%, 2010	150,000	174,601
7.30%, 2012	110,000	125,123
Dow Chemical, Notes, 6.125%, 2011	225,000	245,866
ERP Operating, Notes, 6.625%, 2012	110,000	122,440
Fred Meyer, Gtd. Notes, 7.45%, 2008	250,000	279,444
General Mills, Notes, 6%, 2012	80,000	86,298
General Motors:		
Notes, 7.20%, 2011	165,000 [a]	174,967
Sr. Notes, 7.125%, 2013	145,000 [a]	151,611
Georgia Power, Sr. Notes, 4.875%, 2007	300,000	312,073
International Business Machines, Notes, 4.75%, 2012	160,000	162,531
International Paper, Notes, 6.75%, 2011	150,000	167,381
John Deere Capital, Notes, 7%, 2012	175,000	202,624
KFW International Finance, Bank Gtd. Notes, 5.25%, 2006	250,000	261,296
Kellogg, Notes, 6%, 2006	250,000	261,492
Kerr-McGee, Gtd. Notes, 6.875%, 2011	150,000	168,030

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Kinder Morgan Energy Partners, Notes, 7.125%, 2012	175,000 [a]	199,636
Kraft Foods, Notes, 4.625%, 2006	250,000	257,230
Lockheed Martin, Notes, 8.20%, 2009	175,000	208,468
McDonald's, Notes, 6%, 2011	90,000	98,263
MidAmerican Energy, Sr. Notes, 3.50%, 2008	125,000	123,141
Monsanto, Sr. Notes, 7.375%, 2012	125,000 [a]	146,579
NIKE, Sr. Notes, 5.50%, 2006	250,000	261,480
Nordstrom, Sr. Notes, 5.625%, 2009	200,000	213,094
Norfolk Southern, Sr. Notes, 6.20%, 2009	250,000	272,939
PHH, Notes, 7.125%, 2013	125,000	143,188
Procter & Gamble, Notes, 4.30%, 2008	260,000 [a]	268,184
Raytheon, Notes, 6.75%, 2007	225,000	246,249
SBC Communications, Notes, 5.75%, 2006	250,000	261,126
Safeway, Notes, 5.80%, 2012	200,000 [a]	209,747
Sara Lee, Notes, 6.25%, 2011	50,000	55,631
Target, Notes, 5.875%, 2012	100,000	109,017
Time Warner, Notes, 8.18%, 2007	110,000	123,178
Unilever Capital, Gtd. Notes, 7.125%, 2010	150,000	173,904

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Wal-Mart Stores, Sr. Notes, 6.875%, 2009	100,000	113,529
Weyerhaeuser, Notes, 6.125%, 2007	300,000	319,530
		9,135,812
Transportation−.2%		
Union Pacific, Notes, 6.50%, 2012	150,000	**166,455**
Utilities−2.6%		
AT&T Wireless, Sr. Notes, 7.875%, 2011	275,000	326,238
British Telecom, Notes, 8.375%, 2010	200,000	241,471
Cincinnati Gas & Electric, Notes, 5.70%, 2012	100,000	105,924
Duke Energy, Sr. Notes, 5.625%, 2012	75,000	78,747
Exelon, Notes, 5.35%, 2014	200,000	204,623
France Telecom, Notes, 8.20%, 2006	195,000	208,378
Hydro-Quebec, Gov't Gtd. Notes, 6.30%, 2011	160,000	179,528
Niagara Mohawk Power, First Mortgage, 7.75%, 2006	200,000	214,700
PPL Electric Utilities, Scd. Sr. Bonds, 6.25%, 2009	200,000	219,273
Progress Energy, Sr. Notes, 7.10%, 2011	80,000	90,443
Sempra Energy, Notes, 6%, 2013	50,000	54,023
Sprint Capital, Gtd. Notes, 7.625%, 2011	150,000	173,521
Telefonica Europe, Gtd. Notes, 7.75%, 2010	145,000	171,074
United Technologies, Notes, 7.125%, 2010	150,000	173,632

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities (continued)		
Virginia Electric & Power, Sr. Notes, 4.75%, 2013	75,000	74,822
Vodafone Group, Sr. Notes, 7.75%, 2010	135,000	158,540
Wisconsin Energy, Sr. Notes, 6.50%, 2011	200,000	221,771
		2,896,708
U.S. Government & Agencies—39.1%		
Federal Home Loan Bank:		
Bonds:		
3.625%, 11/14/2008	335,000	336,734
5.75%, 5/15/2012	555,000	606,110
3.875%, 6/14/2013	250,000	239,893
5.25%, 6/14/2014	195,000	204,787
Sr. Notes,		
5.80%, 9/2/2008	500,000	541,533
Federal Home Loan Mortgage Corp., Notes:		
5.50%, 7/15/2006	1,000,000	1,048,299
4.875%, 3/15/2007	950,000	992,978
3.50%, 9/15/2007	360,000	364,012
5.75%, 3/15/2009	1,160,000 [a]	1,261,686
6.875%, 9/15/2010	300,000	345,559
6%, 6/15/2011	300,000	332,434
5.125%, 7/15/2012	540,000	568,118
4.50%, 1/15/2014	190,000	189,416
Federal National Mortgage Association, Notes:		
5.50%, 2/15/2006	500,000	520,085
5.50%, 5/2/2006	875,000	913,845
7.125%, 3/15/2007	600,000	658,513
5.75%, 2/15/2008	1,025,000	1,104,555
6%, 5/15/2008	275,000	299,341
5.25%, 1/15/2009	880,000	938,150
6.625%, 11/15/2010	550,000	626,364
6%, 5/15/2011	400,000	442,312
5.375%, 11/15/2011	500,000	534,434
4.375%, 9/15/2012	150,000	149,959
4.125%, 4/15/2014	150,000	144,774

Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government & Agencies (continued)		
U.S. Treasury Bonds:		
10.75%, 8/15/2005	1,375,000	1,476,888
10%, 5/15/2010	1,575,000	1,651,214
U.S. Treasury Notes:		
6.50%, 8/15/2005	940,000 [a]	975,391
5.75%, 11/15/2005	1,750,000 [a]	1,818,075
1.875%, 12/31/2005	575,000 [a]	572,234
1.875%, 1/31/2006	390,000 [a]	387,806
5.625%, 2/15/2006	425,000 [a]	443,972
2%, 5/15/2006	235,000 [a]	233,467
4.625%, 5/15/2006	1,435,000 [a]	1,485,053
7%, 7/15/2006	1,330,000 [a]	1,433,899
2.375%, 8/31/2006	300,000 [a]	298,980
6.50%, 10/15/2006	1,800,000 [a]	1,938,438
6.25%, 2/15/2007	530,000 [a]	572,935
6.625%, 5/15/2007	1,430,000 [a]	1,568,467
6.125%, 8/15/2007	630,000 [a]	686,675
5.50%, 2/15/2008	590,000 [a]	637,430
2.625%, 5/15/2008	1,850,000 [a]	1,823,471
5.625%, 5/15/2008	775,000 [a]	843,022
4.75%,11/15/2008	1,500,000 [a]	1,590,465
3.25%, 1/15/2009	195,000 [a]	195,152
5.50%, 5/15/2009	1,020,000 [a]	1,117,451
3.625%, 7/15/2009	600,000 [a]	607,452
6.50%, 2/15/2010	595,000 [a]	682,899
5.75%, 8/15/2010	735,000 [a]	819,606
5%, 2/15/2011	165,000 [a]	177,446
5%, 8/15/2011	1,275,000 [a]	1,370,676
4.875%, 2/15/2012	1,895,000 [a]	2,020,089
3.875%, 2/15/2013	545,000 [a]	541,764
3.625%, 5/15/2013	75,000 [a]	73,190
4.25%, 8/15/2013	305,000 [a]	309,659
4.25%, 11/15/2013	500,000 [a]	506,600
4%, 2/15/2014	620,000 [a]	615,399
4.75%, 5/15/2014	305,000 [a]	320,250
1.25%, 8/15/2014	300,000	303,234
		43,462,640
Total Bonds and Notes		
(cost $71,533,187)		**73,616,646**

Income Portfolio (continued)

Short-Term Investments−33.3%	Principal Amount ($)	Value ($)
Repurchase Agreement−22.5%		
Greenwich Capital Markets, 1.75%, dated 9/30/2004 to be repurchased at $25,041,217 on 10/1/2004 (fully collateralized by $25,056,000 of various U.S. Government Agency Obligations, value $25,421,122)	25,040,000	**25,040,000**
U.S. Treasury Bills−10.8%		
1.08%, 10/21/2004	12,000,000 c	**11,990,400**
Total Short-Term Investments (cost $37,030,787)		**37,030,400**

Investment of Cash Collateral for Securities Loaned−27.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $31,015,307)	31,015,307 d	**31,015,307**

Total Investments (cost $139,579,281)	**127.5%**	**141,662,353**
Liabilities, Less Cash and Receivables	**(27.5%)**	**(30,535,031)**
Net Assets	**100.0%**	**111,127,322**

^a *All or a portion of these securities are on loan. At September 30, 2004, the total market value of the portfolio's securities on loan is $30,568,600 and the total market value of the collateral held by the portfolio is $31,598,498, consisting of cash collateral of $31,015,307, U.S. Government and agency securities valued at $375,387 and letters of credit valued at $207,804.*

^b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At September 30, 2004, these securities amounted to $793,090 or .7% of net assets.*

^c *Partially held by a broker in a segregated account as collateral for open financial futures positions.*

^d *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Short-Term/Money Market Investments	61.2	Other	2.8
U.S. Government & Agencies	39.1	Futures contracts	(.2)
Financial	16.2		
Industrial	8.2		**127.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2004

Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 9/30/2004 ($)
Financial Futures Purchased				
Standard & Poor's 500	88	24,527,800	December 2004	**(202,779)**

See notes to financial statements.

STATEMENT OF INVESTMENTS

September 30, 2004

Growth and Income Portfolio

Common Stocks–46.4%	Shares	Value ($)
Consumer Cyclical–4.4%		
Autoliv	11,300	456,520
AutoZone	5,700 a	440,325
Coach	11,100 a	470,862
Gap	36,400	680,680
Home Depot	46,500	1,822,800
J. C. Penney	15,800	557,424
Limited Brands	21,500	479,235
Marvel Enterprises	42,000 a	611,520
NIKE, Cl. B	7,800	614,640
Nordstrom	11,800	451,232
Staples	22,300	664,986
Starbucks	9,800 a	445,508
V. F.	9,300	459,885
Wal-Mart Stores	35,600	1,893,920
Wendy's International	16,500	554,400
Yum! Brands	15,300	622,098
		11,226,035
Consumer Staples–3.5%		
Altria Group	34,200	1,608,768
Del Monte Foods	21,200 a	222,388
Fortune Brands	11,800	874,262
Fresh Del Monte Produce	11,500	286,465
Kimberly-Clark	15,000	968,850
Pactiv	27,600 a	641,700
Procter & Gamble	39,800	2,153,976
SUPERVALU	20,100	553,755
Sara Lee	34,500	788,670
Unilever	14,000	809,200
		8,908,034
Energy–3.6%		
Apache	14,900	746,639
ChevronTexaco	40,700	2,183,148
ConocoPhillips	15,700	1,300,745
Exxon Mobil	64,000	3,093,120
Occidental Petroleum	17,400	973,182

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Questar	8,900	407,798
Sunoco	5,800	429,084
		9,133,716
Health Care−6.2%		
Amgen	22,500 a	1,275,300
Beckman Coulter	5,700	319,884
Boston Scientific	15,800 a	627,734
Cardinal Health	14,100	617,157
Caremark Rx	16,100 a	516,327
GlaxoSmithKline, ADR	9,400	411,062
ImClone Systems	6,700 a,b	354,095
Johnson & Johnson	46,600	2,624,978
Medtronic	21,000	1,089,900
Merck & Co.	35,500	1,171,500
Pfizer	111,900	3,424,140
UnitedHealth Group	19,100	1,408,434
WellPoint Health Networks	6,300 a	662,067
Wyeth	36,100	1,350,140
		15,852,718
Interest Sensitive−11.0%		
ACE	18,100	725,086
Allstate	20,800	998,192
American Express	21,700	1,116,682
Bank of America	53,200	2,305,156
Bank of New York	23,900	697,163
Bear Stearns Cos.	8,100	778,977
CIT Group	16,700	624,413
Citigroup	73,400	3,238,408
Countrywide Financial	19,500	768,105
Everest Re Group	5,200	386,516
Freddie Mac	19,200	1,252,608
General Electric	44,200	1,484,236
General Growth Properties	14,300	443,300
Goldman Sachs Group	13,800	1,286,712
JPMorgan Chase & Co.	53,800	2,137,474
Lincoln National	15,300	719,100

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
MBIA	12,800	745,088
MBNA	42,300	1,065,960
Marshall & Ilsley	11,900	479,570
Merrill Lynch & Co.	18,200	904,904
North Fork Bancorporation	10,000 b	444,500
PMI Group	9,800	397,684
PNC Financial Services Group	10,500	568,050
Prudential Financial	16,900	794,976
Wachovia	35,100	1,647,945
Wells Fargo & Co.	8,100	483,003
Willis Group Holdings	19,200	718,080
W. R. Berkley	16,000	674,560
		27,886,448
Producer Goods & Services—4.7%		
Alcoa	24,700	829,673
American Power Conversion	33,700 b	586,043
Black & Decker	10,400	805,376
Cooper Industries, Cl. A	14,000	826,000
Dow Chemical	23,800	1,075,284
Engelhard	24,800	703,080
General Dynamics	10,500	1,072,050
ITT Industries	10,100	807,899
Parker Hannifin	11,200	659,232
Rockwell Automation	14,500	561,150
3M	20,300	1,623,391
Textron	13,500	867,645
United Parcel Service, Cl. B	20,400	1,548,768
		11,965,591
Services—3.0%		
Accenture, Cl. A	30,300 a	819,615
Apollo Group, Cl. A	2,500 a	183,425
Cintas	11,300	475,052
Clear Channel Communications	22,700	707,559
Computer Sciences	13,800 a	649,980
Dun & Bradstreet	5,700 a	334,590
Equifax	14,300	376,948

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Fox Entertainment Group, Cl. A	25,400 a	704,596
McGraw-Hill Cos.	7,000	557,830
Time Warner	62,700 a	1,011,978
Tribune	11,500	473,225
Viacom, Cl. B	38,500	1,292,060
		7,586,858
Technology—7.4%		
Analog Devices	11,600	449,848
Applied Materials	44,200 a	728,858
Cisco Systems	109,100 a	1,974,710
Dell	47,000 a	1,673,200
EMC	56,700 a	654,318
Intel	87,400	1,753,244
International Business Machines	21,800	1,869,132
Lexmark International, Cl. A	6,600 a	554,466
Linear Technology	16,200	587,088
Microsoft	141,400	3,909,710
Nokia, ADR	43,000	589,960
Oracle	110,300 a	1,244,184
QUALCOMM	30,000	1,171,200
Sun Microsystems	88,400 a	357,136
Symantec	12,900 a	707,952
Xerox	39,600 a,b	557,568
		18,782,574
Utilities—2.6%		
American Electric Power Co.	23,600	754,256
BCE	29,700	643,005
BellSouth	45,700	1,239,384
CMS Energy	39,100 a	372,232
CenturyTel	19,700	674,528
Constellation Energy Group	18,900	752,976
Deutsche Telekom, ADR	23,800	444,108
Duke Energy	21,600	494,424

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Entergy	11,100	672,771
SBC Communications	18,000	467,100
		6,514,784
Total Common Stocks		
(cost $101,288,562)		**117,856,758**

Bonds and Notes−37.7%	Principal Amount ($)	Value ($)
Financial−9.4%		
Allstate, Sr. Notes, 7.20%, 2009	260,000	299,081
American General Finance, Notes, 5.875%, 2006	650,000	682,932
American International Group, Notes, 4.25%, 2013	100,000 [b]	96,565
Anadarko Finance, Gtd. Notes, 6.75%, 2011	250,000	283,514
Anthem, Bonds, 6.80%, 2012	330,000	372,549
Asian Development Bank, Sr. Unsub. Notes, 4.50%, 2012	250,000	255,945
BB&T, Sub. Notes, 4.75%, 2012	150,000	150,734
Bank of America, Sub. Notes, 7.80%, 2010	500,000	588,033
Bank of New York, Sr. Notes, 5.20%, 2007	500,000	525,269
Bank One, Sub. Notes, 5.90%, 2011	485,000	519,920
Bayerische Landesbank, Sub. Notes, 5.875%, 2008	435,000	472,070
Bear Stearns, Sr. Notes, 7%, 2007	225,000	244,386
CIT Group, Sr. Notes, 7.75%, 2012	165,000	195,555

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
CITIGROUP:		
Notes, 5%, 2007	550,000	574,305
Sub. Notes, 5%, 2004	265,000 c	265,845
Canadian Government, Bonds,		
5.25%, 2008	200,000	214,187
Capital One Bank, Notes		
4.25%, 2008	250,000	253,216
Citigroup Global Markets Holdings, Notes,		
5.875%, 2006	1,175,000	1,227,555
Clear Channel Communications, Sr. Notes,		
4.625%, 2008	500,000	509,560
Credit Suisse First Boston USA, Notes,		
5.875%, 2006	600,000	631,004
EOP Operating, Sr. Notes,		
6.75%, 2008	150,000	163,519
European Investment Bank, Notes:		
4.625%, 2007	650,000	674,486
4.625%, 2014	100,000	102,580
Fleet National Bank, Sub. Notes,		
5.75%, 2009	425,000	456,796
Ford Motor Credit:		
Bonds, 7.375%, 2011	550,000	598,891
Notes, 7%, 2013	100,000 b	105,906
General Electric Capital, Notes:		
3.50%, 2008	475,000	475,861
7.375%, 2010	200,000	230,741
General Motors Acceptance Corp.,		
Notes, 6.75%, 2006	930,000 b	970,372
Goldman Sachs Group,		
Notes, 6.60%, 2012	150,000	167,760
Bonds, 5.15%, 2014	250,000	251,974
Hellenic Republic, Notes,		
6.95%, 2008	215,000	240,457
Household Finance, Notes,		
8%, 2010	250,000	295,845
Inter-American Development Bank,		
Bonds, 5.75%, 2008	500,000	540,668
International Bank for Reconstruction & Development,		
Notes, 5%, 2006	500,000	518,194

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
KFW International Finance, Bank Gtd. Notes, 4.75%, 2007	735,000	767,056
Landwirtschaftliche Rentenbank, Govt. Gtd. Notes, 3.25%, 2008	250,000	248,613
Lehman Brothers Holdings, Notes, 6.625%, 2012	100,000	112,014
Merrill Lynch & Co., Notes:		
6%, 2009	100,000	108,373
5.45%, 2014	120,000	124,362
MetLife, Sr. Notes, 6.125%, 2011	190,000	207,944
Morgan Stanley:		
Notes, 6.60%, 2012	100,000	111,676
Sub. Notes, 4.75%, 2014	240,000	232,776
Unsub. Notes, 6.10%, 2006	900,000	943,006
Ontario Province,		
Notes, 4.375%, 2013	165,000 [b]	164,775
Sr. Unsub. Notes, 5.50%, 2008	200,000	214,809
Pemex Finance, Notes, 9.03%, 2011	325,000	379,569
Principal Life Income Funding Trust, Scd. Notes, 5.10%, 2014	185,000	187,717
Quebec Province, Sr. Unsub. Notes, 5.75%, 2009	150,000	162,303
Republic of Chile, Bonds, 5.50%, 2013	125,000	130,563
Republic of Italy:		
Sr. Notes, 2.75%, 2006	415,000	414,850
Unsub. Notes, 5.625%, 2012	550,000	599,380
Royal Bank of Scotland Group, Sub. Notes, 6.375%, 2011	100,000 [b]	110,708
SAFECO, Sr. Notes, 4.875%, 2010	215,000	222,215
SLM, Notes:		
3.625%, 2008	450,000	452,932
5%, 2013	200,000	201,364

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Financial (continued)		
Simon Property Group, Notes, 6.375%, 2007	485,000	524,900
Suntrust Bank, Sub. Notes, 6.375%, 2011	205,000	228,865
US Bank NA Minnesota, Sub. Notes, 6.375%, 2011	340,000	380,416
United Mexican States, Notes, 9.875%, 2010	300,000	370,650
Verizon Global Funding, Notes, 7.25%, 2010	530,000	611,872
Wachovia Bank, Sub. Notes, 7.80%, 2010	275,000	324,311
Washington Mutual, Notes, 7.50%, 2006	550,000	593,906
Wells Fargo & Co., Sub. Notes, 6.375%, 2011	500,000	558,237
		23,846,437
Industrial–5.1%		
Albertson's, Sr. Notes, 7.50%, 2011	100,000 [b]	115,812
Alcoa, Notes, 7.375%, 2010	400,000	466,978
Bristol-Myers Squibb, Notes, 5.75%, 2011	350,000	375,871
Centex, Sr. Notes, 5.125%, 2013	150,000	149,678
ChevronTexaco Capital, Gtd. Notes, 3.375%, 2008	440,000	441,545
Comcast Cable Communications, Sr. Notes, 6.75%, 2011	300,000	333,193
ConAgra Foods, Notes, 6.75%, 2011	145,000	163,373
ConocoPhillips, Notes, 8.75%, 2010	375,000 [b]	461,942
Coors Brewing, Gtd. Notes, 6.375%, 2012	170,000	187,816

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
DaimlerChrysler, Gtd. Notes:		
6.40%, 2006	1,000,000	1,052,669
6.50%, 2013	130,000	141,296
duPont (EI) deNemours, Notes,		
4.75%, 2012	150,000	152,569
ERP Operating Limited, Notes,		
6.625%, 2012	170,000	189,226
Federated Department Stores, Sr. Notes,		
6.625%, 2011	260,000	290,870
General Electric, Notes,		
5%, 2013	160,000	164,830
General Mills, Notes,		
6%, 2012	160,000	172,597
General Motors:		
Notes, 7.20%, 2011	300,000 [b]	318,122
Sr. Notes, 7.125%, 2013	100,000 [b]	104,559
Hewlett-Packard, Notes,		
3.625%, 2008	400,000 [b]	401,629
International Business Machines, Notes,		
4.25%, 2009	350,000	358,380
International Paper, Notes,		
6.75%, 2011	100,000	111,588
John Deere Capital, Notes,		
7%, 2012	200,000	231,570
KFW International Finance,		
Gtd. Notes, 5.25%, 2006	200,000	209,037
KOHLS, Notes,		
6.30%, 2011	135,000	149,179
Kellogg, Notes,		
6%, 2006	500,000	522,984
Kinder Morgan Energy Partners,		
Notes, 7.125%, 2012	275,000 [b]	313,715
Kraft Foods, Notes,		
4.625%, 2006	500,000	514,460
Kroger, Gtd. Notes,		
8.05%, 2010	125,000	147,036

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Lockheed Martin, Notes, 8.20%, 2009	325,000	387,155
MidAmerican Energy Holdings, Sr. Notes, 3.50%, 2008	525,000	517,193
Motorola, Notes, 7.625%, 2010	87,000	101,937
PHH, Notes, 7.125%, 2013	250,000	286,375
Potash, Notes, 7.75%, 2011	125,000	147,571
Raytheon, Notes, 5.50%, 2012	325,000	340,955
SBC Communications, Notes, 5.75%, 2006	600,000	626,702
Sara Lee, Notes, 6.25%, 2011	175,000	194,708
Target, Notes, 4%, 2013	125,000 [b]	119,747
Time Warner, Notes, 8.18%, 2007	400,000	447,922
Valero Energy, Notes, 6.125%, 2007	250,000	265,951
Viacom, Gtd. Notes, 7.70%, 2010	300,000	349,445
Wal-Mart Stores, Sr. Notes, 6.875%, 2009	130,000	147,588
Weyerhaeuser, Notes, 6.125%, 2007	600,000	639,061
Wyeth, Notes, 5.50%, 2014	130,000	132,122
		12,946,956
Transportation−.2%		
Norfolk Southern, Sr. Notes, 8.625%, 2010	275,000	332,338
Union Pacific, Notes, 6.50%, 2012	250,000	277,425
		609,763
Utilities−1.3%		
AT&T Wireless Services, Sr. Notes, 7.875%, 2011	440,000	521,981

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities (continued)		
British Telecom, Notes, 8.375%, 2010	125,000	150,920
Cincinnati Gas & Electric, Notes, 5.70%, 2012	150,000	158,886
Dominion Resources, Sr. Notes, 8.125%, 2010	100,000 [b]	118,629
Duke Energy, Sr. Notes, 5.625%, 2012	125,000	131,245
France Telecom, Notes, 7.95%, 2006	340,000	363,326
Niagara Mohawk Power, Sr. Notes, 7.75%, 2008	400,000	455,666
PPL Electric Utilities, Scd. Bonds, 6.25%, 2009	100,000	109,636
Public Service Company of Colorado, Collateral Trust, 4.875%, 2013	200,000	203,874
Sprint Capital, Notes, 8.375%, 2012	190,000	230,446
Telecom Italia Capital, Gtd. Notes, 5.25%, 2013	120,000 [c]	122,484
Telefonica Europe, Gtd. Notes, 7.75%, 2010	250,000	294,954
United Technologies, Notes, 7.125%, 2010	200,000	231,509
Virginia Electric & Power, Sr. Notes, 4.75%, 2013	150,000	149,644
Wisconsin Energy, Sr. Notes, 6.50%, 2011	175,000	194,050
		3,437,250
U.S. Government & Agencies—21.7%		
Federal Home Loan Bank, Bonds:		
3.25%, 8/15/2005	1,615,000	1,628,421
5.125%, 3/6/2006	1,000,000	1,036,380
2.75%, 3/14/2008	250,000	245,860
5.75%, 5/15/2012	845,000	922,816
3.875%, 6/14/2013	475,000	455,796

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government & Agencies (continued)		
Federal Home Loan Mortgage Corp., Notes:		
5.25%, 1/15/2006	730,000	755,511
2.875%, 12/15/2006	800,000	799,606
3.50%, 9/15/2007	540,000	546,018
5.75%, 4/15/2008	420,000	453,960
5.125%, 10/15/2008	840,000	892,072
5.75%, 3/15/2009	1,070,000 [b]	1,163,796
7%, 3/15/2010	240,000	276,698
6.875%, 9/15/2010	385,000	443,467
5.625%, 3/15/2011	300,000	325,965
5.125%, 7/15/2012	840,000	883,739
Federal National Mortgage Association, Notes:		
5.50%, 5/2/2006	900,000	939,955
5.25%, 6/15/2006	1,505,000	1,569,887
7.125%, 3/15/2007	2,150,000	2,359,672
5.25%, 4/15/2007	105,000	110,757
4.25%, 7/15/2007	490,000 [b]	504,719
5.75%, 2/15/2008	350,000	377,165
6%, 5/15/2008	400,000	435,406
5.25%, 1/15/2009	265,000	282,511
7.25%, 1/15/2010	1,150,000	1,335,093
6%, 5/15/2011	185,000	204,569
6.125%, 3/15/2012	995,000	1,110,209
4.625%, 10/15/2013	185,000	186,426
U.S. Treasury Bonds:		
10%, 5/15/2010	500,000	524,195
U.S. Treasury Notes:		
5.75%, 11/15/2005	1,420,000 [b]	1,475,238
1.875%, 12/31/2005	2,200,000 [b]	2,189,418
5.625%, 2/15/2006	2,650,000 [b]	2,768,296
7%, 7/15/2006	1,195,000 [b]	1,288,353
2.75%, 7/31/2006	365,000	366,197
2.375%, 8/15/2006	150,000 [b]	149,566
2.375%, 8/31/2006	385,000 [b]	383,691
6.50%, 10/15/2006	1,350,000 [b]	1,453,829
3.50%, 11/15/2006	1,765,000 [b]	1,796,505
6.25%, 2/15/2007	795,000 [b]	859,403
6.625%, 5/15/2007	1,000,000 [b]	1,096,830
6.125%, 8/15/2007	815,000 [b]	888,317

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government & Agencies (continued)		
U.S. Treasury Notes (continued):		
3%, 2/15/2008	200,000 b	200,180
5.50%, 2/15/2008	1,025,000 b	1,107,400
2.625%, 5/15/2008	725,000 b	714,604
5.625%, 5/15/2008	1,480,000 b	1,609,900
4.75%, 11/15/2008	2,320,000 b	2,459,919
3.25%, 1/15/2009	990,000 b	990,772
5.50%, 5/15/2009	1,575,000 b	1,725,476
3.625%, 7/15/2009	680,000 b	688,446
6.50%, 2/15/2010	1,525,000 b	1,750,288
5.75%, 8/15/2010	450,000 b	501,799
5%, 8/15/2011	625,000 b	671,900
4.875%, 2/15/2012	1,210,000 b	1,289,872
4.375%, 8/15/2012	1,080,000 b	1,113,751
4%, 11/15/2012	525,000 b	527,704
3.875%, 2/15/2013	840,000 b	835,013
3.625%, 5/15/2013	465,000 b	453,775
4.25%, 8/15/2013	800,000 b	812,219
4.25%, 11/15/2013	690,000 b	699,108
4%, 2/15/2014	435,000 b	431,772
4.75%, 5/15/2014	645,000 b	677,250
4.25%, 8/15/2014	365,000 b	368,935
		55,116,395
Total Bonds and Notes		
(cost $93,070,573)		**95,956,801**

Short-Term Investments—15.9%

Repurchase Agreement—13.9%		
Greenwich Capital Markets, 1.75%, dated 9/30/2004 to be repurchased at $35,341,718 on 10/1/2004 (fully collateralized by $35,377,000 of various U.S. Government Agency Obligations, value $36,050,650)	35,340,000	**35,340,000**
U.S. Treasury Bills—2.0%		
1.39%, 10/21/2004	5,000,000 d	**4,996,000**
Total Short-Term Investments		
(cost $40,336,152)		**40,336,000**

Growth and Income Portfolio (continued)

Investment of Cash Collateral for Securities Loaned—15.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $38,098,146)	38,098,146 e	**38,098,146**
Total Investments (cost $272,793,433)	**115.0%**	**292,247,705**
Liabilities, Less Cash and Receivables	**(15.0%)**	**(38,109,284)**
Net Assets	**100.0%**	**254,138,421**

ADR—American Depository Receipts
a   Non-income producing.
b   All or a portion of these securities are on loan. At September 30, 2004, the total market value of the portfolio's securities on loan is $39,502,574 and the total market value of the collateral held by the portfolio is $40,826,794, consisting of cash collateral of $38,098,146, U.S. Government and agency securities valued at $2,028,277 and letters of credit valued at $700,371.
c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At September 30, 2004, these securities amounted to $388,329 or .2% of net assets.
d   Partially held by a broker in a segregated account as collateral for open financial futures positions.
e   Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
Short-Term/Money Market Investments	30.9	Industrial	5.1
U.S. Government & Agencies	21.7	Producer Goods & Services	4.7
Interest Sensitive	11.0	Other	18.6
Finance	9.4	Futures contracts	.1
Technology	7.4		
Health Care	6.2		**115.1**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2004

Growth and Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2004 ($)
Financial Futures Purchased:				
DJ EURO STOXX 50	145	4,927,012	December 2004	(88,905)
Deutsche Akteinindex	2	243,065	December 2004	(3,668)
Financial Times	45	3,753,480	December 2004	19,566
Hang Seng	3	252,459	October 2004	1,251
Russell 2000	94	26,978,000	December 2004	518,504
SPI ASX 200 Index	11	736,435	December 2004	8,207
Standard & Poor's 500	2	557,450	December 2004	(5,816)
TOPIX	25	2,505,454	December 2004	(84,120)
				365,019

See notes to financial statements.

September 30, 2004

Growth Portfolio

Common Stocks—59.2%	Shares	Value ($)
Consumer Cyclical—5.6%		
Autoliv	5,100	206,040
AutoZone	2,600 a	200,850
Coach	5,000 a	212,100
Gap	16,300	304,810
Home Depot	20,900	819,280
J.C. Penney	7,100	250,488
Limited Brands	9,700	216,213
Marvel Enterprises	18,900 a	275,184
NIKE, Cl. B	3,500	275,800
Nordstrom	5,300	202,672
Staples	10,000	298,200
Starbucks	4,400 a	200,024
V.F	4,200	207,690
Wal-Mart Stores	16,000	851,200
Wendy's International	7,400	248,640
Yum! Brands	6,900	280,554
		5,049,745
Consumer Staples—4.5%		
Altria Group	15,300	719,712
Del Monte Foods	9,500 a	99,655
Fortune Brands	5,300	392,677
Fresh Del Monte Produce	5,200	129,532
Kimberly-Clark	6,800	439,212
Pactiv	12,400 a	288,300
Procter & Gamble	17,900	968,748
SUPERVALU	9,000	247,950
Sara Lee	15,500	354,330
Unilever NV	6,300	364,140
		4,004,256
Energy—4.6%		
Apache	6,700	335,737
ChevronTexaco	18,300	981,612
ConocoPhillips	7,100	588,235
Exxon Mobil	28,700	1,387,071
Occidental Petroleum	7,800	436,254

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Questar	4,000	183,280
Sunoco	2,600	192,348
		4,104,537
Health Care−8.0%		
Amgen	10,100 [a]	572,468
Beckman Coulter	2,600	145,912
Boston Scientific	7,100 [a]	282,083
Cardinal Health	6,300	275,751
Caremark Rx	7,200 [a]	230,904
GlaxoSmithKline, ADR	4,200	183,666
ImClone Systems	3,000 [a,b]	158,550
Johnson & Johnson	20,900	1,177,297
Medtronic	9,400	487,860
Merck & Co.	16,000	528,000
Pfizer	50,200	1,536,120
UnitedHealth Group	8,600	634,164
WellPoint Health Networks	2,800 [a]	294,252
Wyeth	16,200	605,880
		7,112,907
Interest Sensitive−14.0%		
ACE	8,100	324,486
Allstate	9,400	451,106
American Express	9,700	499,162
Bank of America	24,000	1,039,920
Bank of New York	10,800	315,036
Bear Stearns Cos.	3,600	346,212
CIT Group	7,500	280,425
Citigroup	33,000	1,455,960
Countrywide Financial	8,700	342,693
Everest Re Group	2,300	170,959
Freddie Mac	8,600	561,064
General Electric	19,800	664,884
General Growth Properties	6,400	198,400
Goldman Sachs Group	6,200	578,088
J.P. Morgan Chase & Co.	24,200	961,466

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Lincoln National	6,900	324,300
MBIA	5,800	337,618
MBNA	19,000	478,800
Marshall & Ilsley	5,300	213,590
Merrill Lynch & Co.	8,200	407,704
North Fork Bancorporation	4,500	200,025
PMI Group	4,400	178,552
PNC Financial Services Group	4,700	254,270
Prudential Financial	7,500	352,800
Wachovia	15,800	741,810
Wells Fargo & Co.	3,700	220,631
Willis Group Holdings	8,600	321,640
W.R. Berkley	7,200	303,552
		12,525,153
Producer Goods & Services—6.0%		
Alcoa	11,100	372,849
American Power Conversion	15,100 b	262,589
Black & Decker	4,600	356,224
Cooper Industries, Cl. A	6,300	371,700
Dow Chemical	10,700	483,426
Engelhard	11,100	314,685
General Dynamics	4,700	479,870
ITT Industries	4,600	367,954
Parker Hannifin	5,000	294,300
Rockwell Automation	6,500	251,550
3M	9,100	727,727
Textron	6,000	385,620
United Parcel Service, Cl. B	9,200	698,464
		5,366,958
Services—3.8%		
Accenture, Cl. A	13,600 a	367,880
Apollo Group, Cl. A	1,100 a	80,707

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Cintas	5,100	214,404
Clear Channel Communications	10,200	317,934
Computer Sciences	6,200 a	292,020
Dun & Bradstreet	2,500 a	146,750
Equifax	6,400	168,704
Fox Entertainment Group, Cl. A	11,400 a	316,236
McGraw-Hill Cos.	3,100	247,039
Time Warner	28,200 a	455,148
Tribune	5,200	213,980
Viacom, Cl. B	17,300	580,588
		3,401,390
Technology—9.4%		
Analog Devices	5,200	201,656
Applied Materials	19,900 a	328,151
Cisco Systems	49,000 a	886,900
Dell	21,100 a	751,160
EMC	25,500 a	294,270
Intel	39,200	786,352
International Business Machines	9,800	840,252
Lexmark International, Cl. A	3,000 a	252,030
Linear Technology	7,300	264,552
Microsoft	63,500	1,755,775
Nokia, ADR	19,300	264,796
Oracle	49,500 a	558,360
QUALCOMM	13,400	523,136
Sun Microsystems	39,700 a	160,388
Symantec	5,800 a	318,304
Xerox	17,800 a	250,624
		8,436,706
Utilities—3.3%		
American Electric Power Company	10,600	338,776
BCE	13,300	287,945

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
BellSouth	20,500	555,960
CMS Energy	17,600 a	167,552
CenturyTel	8,800	301,312
Constellation Energy Group	8,500	338,640
Deutsche Telekom, ADR	10,700 a	199,662
Duke Energy	9,700	222,033
Entergy	5,000	303,050
SBC Communications	8,100	210,195
		2,925,125
Total Common Stocks		
(cost $45,718,516)		**52,926,777**

Short-Term Investments–40.6%	Principal Amount ($)	Value ($)
Repurchase Agreement–21.1%		
Greenwich Capital Markets, 1.75%, dated 9/30/2004 to be repurchased at $18,860,917 on 10/1/2004 (fully collateralized by $17,741,000 of various U.S. Government Agency Obligations, value $19,238,089)	18,860,000	**18,860,000**
U.S. Treasury Bills–19.5%		
1.39%, 10/21/2004	7,500,000 c	7,494,000
1.62%, 12/9/2004	10,000,000	9,969,000
		17,463,000
Total Short-Term Investments		
(cost $36,323,046)		**36,323,000**

Growth Portfolio (continued)

Investment of Cash Collateral for Securities Loaned—.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $351,300)	351,300 d	**351,300**
Total Investments (cost $82,392,862)	**100.2%**	**89,601,077**
Liabilities, Less Cash and Receivables	**(.2%)**	**(160,488)**
Net Assets	**100.0%**	**89,440,589**

ADR—American Depository Receipts

a *Non-income producing.*

b *All or a portion of these securities are on loan. At September 30, 2004, the total market value of the portfolio's securities on loan is $341,864 and the total market value of the collateral held by the portfolio is $351,300.*

c *Partially held by a broker in a segregated account as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Short-Term/		Producer Goods & Services	6.0
Money Market Investments	41.0	Consumer Cyclical	5.6
Interest Sensitive	14.0	Other	16.2
Technology	9.4	Futures contracts	.1
Health Care	8.0		**100.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2004

Growth Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2004 ($)
Financial Futures Purchased:				
DJ EURO STOXX 50	112	3,805,692	December 2004	(68,671)
Deutsche Akteinindex	3	364,598	December 2004	(5,502)
Financial Times	37	3,086,195	December 2004	16,088
Hang Seng	2	168,306	October 2004	834
Russell 2000	49	14,063,000	December 2004	270,704
SPI ASX 200 Index	9	602,537	December 2004	6,715
Standard & Poor's 500	35	9,755,375	December 2004	(79,213)
TOPIX	21	2,104,581	December 2004	(70,661)
				70,294

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Assets ($):			
Investments in securities– See Statement of Investments†–Note 2(c) (including securities on loan†† and Repurchase Agreements of $25,040,000, $35,340,000 and $18,860,000 for the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio, respectively):			
Unaffiliated issuers	110,647,046	254,149,559	89,249,777
Affiliated issuers	31,015,307	38,098,146	351,300
Cash	63,775	–	177,147
Dividends and interest receivable	964,675	1,298,950	59,476
Receivable for investment securities sold	–	524,483	–
Receivable for shares of Common Stock subscribed	12,902	5,842	8,376
Receivable for futures variation margin–Note 5	–	128,163	66,371
Prepaid expenses	–	4,155	4,022
	142,703,705	**294,209,298**	**89,916,469**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates–Note 4(b)	59,489	204,685	61,724
Cash overdraft due to Custodian	–	43,444	–
Liability for securities on loan–Note 2(c)	31,015,307	38,098,146	351,300
Payable for investment securities purchased	304,298	987,983	–
Payable for shares of Common Stock redeemed	130,514	573,684	5,256
Payable for futures variation margin–Note 5	6,600	–	–
Accrued expenses	60,175	162,935	57,600
	31,576,383	**40,070,877**	**475,880**
Net Assets ($)	**111,127,322**	**254,138,421**	**89,440,589**

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Composition of Net Assets ($):			
Paid-in capital	110,193,060	264,292,585	102,905,422
Accumulated undistributed investment income−net	2,434,012	3,829,904	394,830
Accumulated net realized gain (loss) on investments	(3,380,043)	(33,803,359)	(21,138,172)
Accumulated net unrealized appreciation (depreciation) on investments [including ($202,779) net unrealized (depreciation) on financial futures for the Income Portfolio]	1,880,293	−	−
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $365,019 and $70,294 net unrealized appreciation on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively)	−	19,819,291	7,278,509
Net Assets ($)	**111,127,322**	**254,138,421**	**89,440,589**

Net Asset Value Per Share	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Restricted Class Shares			
Net Assets ($)	98,032,333	196,655,510	74,742,176
Shares Outstanding	7,602,641	13,028,933	5,499,332
Net Asset Value Per Share ($)	**12.89**	**15.09**	**13.59**
Investor Class Shares			
Net Assets ($)	13,094,989	57,482,911	14,698,413
Shares Outstanding	1,021,834	3,635,957	1,081,460
Net Asset Value Per Share ($)	**12.82**	**15.81**	**13.59**
† Investments at cost ($):			
Unaffiliated issuers	108,563,974	234,695,287	82,041,562
Affiliated issuers	31,015,307	38,098,146	351,300
†† Value of securities on loan ($)	**30,568,600**	**39,502,574**	**341,864**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2004

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Investment Income ($):			
Income:			
Interest	3,728,891	5,280,440	382,242
Cash dividends (net of $6,635 and $2,795 foreign taxes withheld at source for the Growth and Income Portfolio and the Growth Portfolio, respectively)	–	2,207,606	887,057
Income from securities lending	13,988	30,779	1,316
Total Income	**3,742,879**	**7,518,825**	**1,270,615**
Expenses–Note 2(e):			
Investment advisory fee–Note 4(a)	668,340	2,227,647	684,117
Shareholder servicing costs–Note 4(b)	107,997	594,352	97,709
Registration fees	36,934	30,316	27,974
Professional fees	35,330	47,197	34,750
Custodian fees–Note 4(b)	10,958	32,453	15,631
Directors' fees and expenses–Note 4(c)	4,567	10,032	2,234
Prospectus and shareholders' reports	3,882	18,778	4,335
Loan commitment fees–Note 3	971	4,180	775
Miscellaneous	23,737	26,619	4,989
Total Expenses	**892,716**	**2,991,574**	**872,514**
Less–reduction in custody fees due to earnings credits–Note 2(c)	(413)	(14)	(513)
Net Expenses	**892,303**	**2,991,560**	**872,001**
Investment Income–Net	**2,850,576**	**4,527,265**	**398,614**

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	946,787	14,977,703	3,715,575
Net realized gain (loss) on financial futures	2,636,194	6,509,978	3,242,786
Net Realized Gain (Loss)	**3,582,981**	**21,487,681**	**6,958,361**
Net unrealized appreciation (depreciation) on investments (including $245,705 net unrealized appreciation on financial futures for the Income Portfolio)	(1,997,222)	–	–
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $3,193,328 and $1,327,428 net unrealized appreciation on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively)	–	1,821,069	2,965,526
Net Realized and Unrealized Gain (Loss) on Investments	**1,585,759**	**23,308,750**	**9,923,887**
Net Increase in Net Assets Resulting from Operations	**4,436,335**	**27,836,015**	**10,322,501**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
Income Portfolio	2004	2003
Operations ($):		
Investment income−net	2,850,576	3,058,222
Net realized gain (loss) on investments	3,582,981	4,018,898
Net unrealized appreciation (depreciation) on investments	(1,997,222)	1,272,531
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,436,335**	**8,349,651**
Dividends to Shareholders from ($):		
Investment income−net:		
Restricted Class shares	(3,153,119)	(2,706,471)
Investor Class shares	(594,878)	(492,830)
Total Dividends	**(3,747,997)**	**(3,199,301)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	13,064,864	14,488,052
Investor Class shares	3,366,175	4,864,119
Dividends reinvested:		
Restricted Class shares	3,143,425	2,690,347
Investor Class shares	582,490	479,016
Cost of shares redeemed:		
Restricted Class shares	(11,694,680)	(10,526,761)
Investor Class shares	(10,517,312)	(3,895,400)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,055,038)**	**8,099,373**
Total Increase (Decrease) in Net Assets	**(1,366,700)**	**13,249,723**
Net Assets ($):		
Beginning of Period	112,494,022	99,244,299
End of Period	**111,127,322**	**112,494,022**
Undistributed investment income−net	2,434,012	2,449,015

Income Portfolio (continued)	Year Ended September 30,	
	2004	2003
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	1,022,776	1,169,716
Shares issued for dividends reinvested	250,672	223,080
Shares redeemed	(912,367)	(848,811)
Net Increase (Decrease) in Shares Outstanding	**361,081**	**543,985**
Investor Class Shares		
Shares sold	263,622	392,839
Shares issued for dividends reinvested	46,488	39,719
Shares redeemed	(820,697)	(314,946)
Net Increase (Decrease) in Shares Outstanding	**(510,587)**	**117,612**

See notes to financial statements.

Growth and Income Portfolio	Year Ended September 30,	
	2004	2003
Operations ($):		
Investment income−net	4,527,265	5,285,172
Net realized gain (loss) on investments	21,487,681	2,124,575
Net unrealized appreciation (depreciation) on investments	1,821,069	38,037,548
Net Increase (Decrease) in Net Assets Resulting from Operations	**27,836,015**	**45,447,295**
Dividends to Shareholders from ($):		
Investment income−net:		
Restricted Class shares	(3,988,463)	(4,884,507)
Investor Class shares	(2,314,150)	(2,812,954)
Total Dividends	**(6,302,613)**	**(7,697,461)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	31,682,206	17,138,565
Investor Class shares	6,748,956	10,789,175
Dividends reinvested:		
Restricted Class shares	3,979,941	4,877,072
Investor Class shares	2,282,616	2,769,722
Cost of shares redeemed:		
Restricted Class shares	(39,068,698)	(26,159,272)
Investor Class shares	(97,104,750)	(23,810,908)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(91,479,729)**	**(14,395,646)**
Total Increase (Decrease) in Net Assets	**(69,946,327)**	**23,354,188**
Net Assets ($):		
Beginning of Period	324,084,748	300,730,560
End of Period	**254,138,421**	**324,084,748**
Undistributed investment income−net	3,829,904	4,455,044

| Growth and Income Portfolio (continued) | Year Ended September 30, | |
	2004	2003
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	2,125,667	1,301,625
Shares issued for dividends reinvested	272,973	379,244
Shares redeemed	(2,620,658)	(2,008,239)
Net Increase (Decrease) in Shares Outstanding	**(222,018)**	**(327,370)**
Investor Class Shares		
Shares sold	430,192	768,630
Shares issued for dividends reinvested	148,705	204,710
Shares redeemed	(6,130,535)	(1,731,799)
Net Increase (Decrease) in Shares Outstanding	**(5,551,638)**	**(758,459)**

See notes to financial statements.

| | Year Ended September 30, | |
Growth Portfolio	2004	2003
Operations ($):		
Investment income–net	398,614	360,735
Net realized gain (loss) on investments	6,958,361	1,098,815
Net unrealized appreciation (depreciation) on investments	2,965,526	12,916,962
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,322,501**	**14,376,512**
Dividends to Shareholders from ($):		
Investment income–net:		
Restricted Class shares	(381,433)	(304,550)
Investor Class shares	(60,538)	(5,156)
Total Dividends	**(441,971)**	**(309,706)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	17,595,682	13,416,126
Investor Class shares	5,484,116	5,475,372
Dividends reinvested:		
Restricted Class shares	377,897	301,672
Investor Class shares	60,492	5,153
Cost of shares redeemed:		
Restricted Class shares	(13,031,594)	(10,535,137)
Investor Class shares	(15,609,631)	(4,234,085)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,123,038)**	**4,429,101**
Total Increase (Decrease) in Net Assets	**4,757,492**	**18,495,907**
Net Assets ($):		
Beginning of Period	84,683,097	66,187,190
End of Period	**89,440,589**	**84,683,097**
Undistributed investment income–net	394,830	438,218

	Year Ended September 30,	
Growth Portfolio (continued)	2004	2003
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	1,310,945	1,203,342
Shares issued for dividends reinvested	28,869	27,753
Shares redeemed	(981,434)	(975,372)
Net Increase (Decrease) in Shares Outstanding	**358,380**	**255,723**
Investor Class Shares		
Shares sold	409,281	491,401
Shares issued for dividends reinvested	4,600	471
Shares redeemed	(1,156,061)	(383,381)
Net Increase (Decrease) in Shares Outstanding	**(742,180)**	**108,491**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in each portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolios' financial statements.

| | Restricted Class Shares | | | | |
| | Year Ended September 30, | | | | |
Income Portfolio	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.83	12.24	12.99	13.41	13.55
Investment Operations:					
Investment income−net[b]	.34	.37	.41	.73	.74
Net realized and unrealized gain (loss) on investments	.17	.62	(.43)	(.45)	.13
Total from Investment Operations	.51	.99	(.02)	.28	.87
Distributions:					
Dividends from investment income−net	(.45)	(.40)	(.73)	(.70)	(.63)
Dividends from net realized gain on investments	−	−	−	−	(.38)
Total Distributions	(.45)	(.40)	(.73)	(.70)	(1.01)
Net asset value, end of period	12.89	12.83	12.24	12.99	13.41
Total Return (%)	4.03	8.27	(.26)	2.23	6.74
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.72	.71	.72	.74	.76
Ratio of net expenses to average net assets	.72	.71	.72	.74	.76
Ratio of net investment income to average net assets	2.64	2.96	3.31	5.62	5.64
Portfolio Turnover Rate	35.18	37.88	49.90	43.15	41.96
Net Assets, end of period ($ x 1,000)	98,032	92,924	82,003	71,929	56,461

[a] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.06, increase net realized and unrealized gain (loss) on investments per share by $.06 and decrease the ratio of net investment income to average net assets from 3.75% to 3.31%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Income Portfolio (continued)	Investor Class Shares				
	Year Ended September 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.77	12.19	12.95	13.37	13.53
Investment Operations:					
Investment income−net[b]	.27	.31	.37	.70	.70
Net realized and unrealized gain (loss) on investments	.17	.62	(.44)	(.45)	.12
Total from Investment Operations	.44	.93	(.07)	.25	.82
Distributions:					
Dividends from investment income−net	(.39)	(.35)	(.69)	(.67)	(.60)
Dividends from net realized gain on investments	−	−	−	−	(.38)
Total Distributions	(.39)	(.35)	(.69)	(.67)	(.98)
Net asset value, end of period	12.82	12.77	12.19	12.95	13.37
Total Return (%)	3.52	7.76	(.66)	1.96	6.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.19	1.12	1.03	1.05
Ratio of net expenses to average net assets	1.25	1.19	1.12	1.03	1.05
Ratio of net investment income to average net assets	2.12	2.48	2.95	5.33	5.33
Portfolio Turnover Rate	35.18	37.88	49.90	43.15	41.96
Net Assets, end of period ($ x 1,000)	13,095	19,570	17,241	22,822	18,030

[a] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 3.30% to 2.95%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Restricted Class Shares				
	Year Ended September 30,				
Growth and Income Portfolio	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.16	12.54	14.17	17.15	17.71
Investment Operations:					
Investment income−net[b]	.26	.25	.32	.53	.76
Net realized and unrealized gain (loss) on investments	.99	1.73	(1.51)	(2.51)	.48
Total from Investment Operations	1.25	1.98	(1.19)	(1.98)	1.24
Distributions:					
Dividends from investment income−net	(.32)	(.36)	(.44)	(.76)	(.61)
Dividends from net realized gain on investments	−	−	−	(.24)	(1.19)
Total Distributions	(.32)	(.36)	(.44)	(1.00)	(1.80)
Net asset value, end of period	15.09	14.16	12.54	14.17	17.15
Total Return (%)	8.90	16.12	(8.90)	(12.07)	7.39
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.81	.84	.84	.86
Ratio of net expenses to average net assets	.82	.81	.84	.84	.86
Ratio of net investment income to average net assets	1.71	1.91	2.28	3.40	4.43
Portfolio Turnover Rate	60.52	69.67	66.50	86.48	87.49
Net Assets, end of period ($ x 1,000)	196,656	187,661	170,237	197,503	212,582

[a] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 2.49% to 2.28%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

| Growth and Income | Investor Class Shares | | | | |
| | Year Ended September 30, | | | | |
Portfolio (continued)	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.85	13.12	14.84	17.90	18.43
Investment Operations:					
Investment income–net[b]	.18	.20	.27	.49	.74
Net realized and unrealized gain (loss) on investments	1.03	1.82	(1.60)	(2.60)	.51
Total from Investment Operations	1.21	2.02	(1.33)	(2.11)	1.25
Distributions:					
Dividends from investment income–net	(.25)	(.29)	(.39)	(.71)	(.59)
Dividends from net realized gain on investments	–	–	–	(.24)	(1.19)
Total Distributions	(.25)	(.29)	(.39)	(.95)	(1.78)
Net asset value, end of period	15.81	14.85	13.12	14.84	17.90
Total Return (%)	8.23	15.60	(9.36)	(12.35)	7.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.37	1.28	1.34	1.13	1.15
Ratio of net expenses to average net assets	1.37	1.28	1.34	1.13	1.15
Ratio of net investment income to average net assets	1.15	1.44	1.79	2.88	4.14
Portfolio Turnover Rate	60.52	69.67	66.50	86.48	87.49
Net Assets, end of period ($ x 1,000)	57,483	136,423	130,493	150,740	73,616

[a]   *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 2.00% to 1.79%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

See notes to financial statements.

	Restricted Class Shares				
	Year Ended September 30,				
Growth Portfolio	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.15	10.02	12.41	17.78	18.47
Investment Operations:					
Investment income−net[a]	.07	.07	.09	.30	.64
Net realized and unrealized					
gain (loss) on investments	1.45	2.12	(2.26)	(4.54)	.99
Total from Investment Operations	1.52	2.19	(2.17)	(4.24)	1.63
Distributions:					
Dividends from investment income−net	(.08)	(.06)	(.22)	(.63)	(.47)
Dividends from net realized					
gain on investments	−	−	−	(.50)	(1.85)
Total Distributions	(.08)	(.06)	(.22)	(1.13)	(2.32)
Net asset value, end of period	13.59	12.15	10.02	12.41	17.78
Total Return (%)	12.50	21.95	(17.88)	(25.20)	9.13
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	.84	.91	.91	.93	.89
Ratio of net expenses					
to average net assets	.84	.91	.91	.93	.89
Ratio of net investment income					
to average net assets	.55	.61	.73	1.96	3.56
Portfolio Turnover Rate	74.19	83.90	74.13	108.86	97.16
Net Assets, end of period ($ x 1,000)	74,742	62,473	48,969	76,712	90,858

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Investor Class Shares				
	Year Ended September 30,				
Growth Portfolio (continued)	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	12.18	10.04	12.46	17.84	18.52
Investment Operations:					
Investment income–net[a]	.00[b]	.02	.02	.25	.60
Net realized and unrealized gain (loss) on investments	1.44	2.12	(2.26)	(4.55)	1.00
Total from Investment Operations	1.44	2.14	(2.24)	(4.30)	1.60
Distributions:					
Dividends from investment income–net	(.03)	(.00)[b]	(.18)	(.58)	(.43)
Dividends from net realized gain on investments	–	–	–	(.50)	(1.85)
Total Distributions	(.03)	(.00)[b]	(.18)	(1.08)	(2.28)
Net asset value, end of period	13.59	12.18	10.04	12.46	17.84
Total Return (%)	11.85	21.35	(18.31)	(25.36)	8.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.37	1.48	1.20	1.15
Ratio of net expenses to average net assets	1.36	1.37	1.48	1.20	1.15
Ratio of net investment income to average net assets	.02	.15	.17	1.66	3.38
Portfolio Turnover Rate	74.19	83.90	74.13	108.86	97.16
Net Assets, end of period ($ x 1,000)	14,698	22,210	17,218	19,778	22,067

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—General:

Dreyfus LifeTime Portfolios, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three diversified portfolios: the Income Portfolio, the primary investment objective of which is to maximize current income, the Growth and Income Portfolio, the investment objective of which is to maximize total return, consisting of capital appreciation and current income and the Growth Portfolio, the invest-ment objective of which is capital appreciation. The fund accounts separately for the assets, liabilities and operations of each portfolio. The Dreyfus Corporation ("Dreyfus") serves as each portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Mellon Equity Associates ("Mellon Equity"), an indirect wholly-owned subsidiary of Mellon Financial, serves as each portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 50 million shares of $.001 par value Common Stock in each of the following classes of shares: Restricted and Investor. Investor Class shares are offered to any investor and Restricted Class shares are offered only to clients of certain banks, securities brokers or dealers and other financial institutions (collectively, Service Agents) that have entered into selling agreements with the Distributor. Other differences between the classes include the services offered to and the expenses borne by each class.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The portfolios enter into contracts that contain a variety of indemnifications. The portfolios' maximum exposure under these arrangements is unknown. The portfolios do not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the portfolios receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolios include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Global Securities Lending, an affiliate of Dreyfus, each portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. Each portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, each portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

Each portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by Dreyfus, subject to the seller's agreement to repurchase and each portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with each portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, each portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, each portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Expenses: Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them on a pro rata basis.

(f) Dividends to shareholders: Dividends are recorded by each portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, with respect to each portfolio, are normally declared and paid annually, but each portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain of a portfolio can be offset by a capital loss carryover of that portfolio, such gain will not be distributed. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of each portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each portfolio is treated as a single entity for the purpose of determining such qualification.

At September 30, 2004, the components of accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income ($)	Accumulated Capital Losses ($)	Unrealized Appreciation ($)
Income Portfolio	2,434,012	3,545,894	941,138
Growth and Income Portfolio	3,829,904	32,452,763	17,498,266
Growth Portfolio	394,830	20,867,458	7,007,795

The accumulated capital loss carryovers available to be applied against future net securities profits, if any, realized subsequent to September 30, 2004 were as follows:

	2010 ($)†	2011 ($)†	Total ($)
Income Portfolio	3,208,987	336,907	3,545,894
Growth and Income Portfolio	7,722,347	24,730,416	32,452,763
Growth Portfolio	11,024,260	9,843,198	20,867,458

† *If not applied, the carryovers expire in the above years.*

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2004 and September 30, 2003, respectively, were as follows:

	Ordinary Income ($)	
	2004	2003
Income Portfolio	3,747,997	3,199,301
Growth and Income Portfolio	6,302,613	7,697,461
Growth Portfolio	441,971	309,706

During the period ended September 30, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments for the Income Portfolio, amortization adjustments and real estate investment trusts for the Growth and Income Portfolio and real estate investment trusts for the Growth Portfolio, the portfolios increased (decreased) accumulated undistributed investment income–net, increased (decreased) net realized gain (loss) on investments and increased (decreased) paid-in capital. Net assets were not affected by these reclassifications. The following summarizes these changes:

	Accumulated Undistributed Investment income–Net ($)	Accumulated Net Realized Gain (Loss) ($)	Paid-in Capital ($)
Income Portfolio	882,418	(793,112)	(89,306)
Growth and Income Portfolio	1,150,208	(1,274,361)	124,153
Growth Portfolio	(31)	31	–

NOTE 3—Bank Line of Credit:

Each portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, each portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to a portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2004, none of the portfolios borrowed under the Facility.

NOTE 4—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an investment advisory agreement (the "Agreement") with Dreyfus, the Investment Advisory fee is computed on the value of each portfolio's average daily net assets and is payable monthly at the following annual rates: .60 of 1% of the Income Portfolio and .75 of 1% of the Growth and Income Portfolio and the Growth Portfolio.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Equity, Dreyfus has agreed to pay Mellon Equity a monthly sub-advisory fee for each portfolio, computed at the following annual rates:

Total Portfolio Net Assets	Annual Fee as a Percentage of Average Daily Net Assets of each Portfolio
$0 up to $600 million	.35 of 1%
$600 million up to $1.2 billion	.25 of 1%
$1.2 billion up to $1.8 billion	.20 of 1%
In excess of $1.8 billion	.15 of 1%

(b) Under the Shareholder Services Plan, each portfolio pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of each portfolio's Investor Class shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding each portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended September 30, 2004, each portfolio's Investor Class was charged the following pursuant to the Shareholder Services Plan:

Income Portfolio	$ 41,220
Growth and Income Portfolio	250,439
Growth Portfolio	49,629

Each portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for each portfolio. During the period ended September 30, 2004, each portfolio was charged the following pursuant to the transfer agency agreement:

Income Portfolio	$ 6,976
Growth and Income Portfolio	31,515
Growth Portfolio	6,815

Each portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for each portfolio. During the period ended September 30, 2004, each portfolio was charged the following pursuant to the custody agreement:

Income Portfolio	$10,958
Growth and Income Portfolio	32,453
Growth Portfolio	15,631

The following summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each portfolio:

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Transfer Agency Per Account Fees ($)
Income Portfolio	54,430	2,669	1,572	818
Growth and Income Portfolio	156,673	11,865	4,632	31,515
Growth Portfolio	54,467	2,979	3,131	1,147

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 5—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended September 30, 2004:

	Purchases ($)	Sales ($)
Income Portfolio	26,123,106	26,705,104
Growth and Income Portfolio	145,305,457	205,422,739
Growth Portfolio	40,124,442	43,535,871

Each portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. A portfolio is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require a portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, a portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is sub-ject to change. Contracts open at September 30, 2004 are set forth in the Statements of Financial Futures.

The following summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation on invest-ments for each portfolio at September 30, 2004:

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Income Portfolio	140,721,215	2,015,185	1,074,047	941,138
Growth and Income Portfolio	274,601,770	21,960,673	4,314,738	17,645,935
Growth Portfolio	82,472,084	8,409,742	1,280,749	7,128,993

NOTE 6—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus LifeTime Portfolios, Inc.

We have audited the accompanying statements of assets and liabilities, including the statements of investments and financial futures, of Dreyfus LifeTime Portfolios, Inc. (comprising, respectively, the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio) as of September 30, 2004, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of September 30, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Dreyfus LifeTime Portfolios, Inc. at September 30, 2004, their results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 9, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal and state (where applicable) tax law, Dreyfus LifeTime Portfolios, Inc. (Income Portfolio, Growth and Income Portfolio and Growth Portfolio) hereby makes the following designations of dividends and distributions paid during the fiscal year ended September 30, 2004:

	Long-Term Capital Gains Distribution Per Share ($)	Payable Date	Dividends Received Deduction	Qualifying Dividend Income
Income Portfolio	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Growth and Income Portfolio	Not Applicable	Not Applicable	81.08%	33.56%
Growth Portfolio	Not Applicable	Not Applicable	100.00%	100.00%

The percentage of ordinary dividends shown qualify for the corporate dividends received deduction and also the percentage of ordinary dividends shown qualify as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Whitney I. Gerard (69)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

Arthur A. Hartman (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

George L. Perry (70)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 97 investment companies (comprised of 190 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 97 investment companies (comprised of 190 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 52 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (98 investment companies, comprising 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. Mr. Connolly has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus LifeTime Portfolios, Inc.

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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